Exhibit (a)(1)(B)

FROM:	Kevin P. Reilly, Jr.
SUBJECT:	Offer to Exchange Certain Outstanding Options for New Options
DATE:	June 3, 2009

Dear Eligible Participant:

We are pleased to announce that we are offering you the opportunity to participate in our Company’s stock option exchange program. All employees of Lamar or one of its subsidiaries (or employees on an approved leave of absence), including executive officers, and the members of our Board of Directors are eligible to participate in the stock option exchange program, except employees who live and work in Canada or Puerto Rico. To help familiarize you with the principal terms of the offer, we have included a summary of the program below, but please read the other important documents attached to this letter before making any decisions about participating in the offer.

By way of background, stock options generally are a valuable motivation and retention tool and, as such, help to align employee, director and stockholder interests. However, most of our currently outstanding stock options are “underwater,” meaning it would cost more to exercise the options than the shares currently are worth. Since these options may not be providing our employees and directors with the intended incentives, we are allowing you to exchange certain of your underwater stock options for new options with an exercise price equal to the fair market value of our Class A common stock at the close of trading on the exchange date (expected to be July 2, 2009).

Below is a summary of the stock option exchange program that should help familiarize you with the principal terms. We believe that this stock option exchange program is potentially very important to you and urge you to take the time to study the materials referred to below, ask questions about anything you do not understand, consult with your personal financial and tax advisors and make an informed decision about whether to participate or not. Your participation is completely voluntary. If you do nothing, you will be making a decision not to participate and you will retain your current options with their current terms and conditions.

Summary of the Stock Option Exchange Program

•	You may only exchange your outstanding options with an exercise price equal to or greater than $25.00 per share.

•	The new options will have an exercise price equal to the fair market value of the Company’s Class A common stock at the close of trading on the exchange date, which will be the first business day after the expiration of the offer. The exchange date will be July 2, 2009, unless we extend the offer.

•	The eligible options that have been exchanged will be cancelled on July 2, 2009, or, if the offer is extended, one business day after the expiration of the offer. New options will be granted on July 2, 2009, or, if the offer is extended, one business day after the expiration of the offer.

•	The number of shares that will be covered by the new options depends upon the exercise price(s) of your outstanding options.

•	Your new options will expire on the ten-year anniversary of the exchange date, regardless of the remaining term on the options you exchange in the offer, subject to earlier termination of your services with the Company or any of its subsidiaries.

•	All new options will vest as follows, subject to your continued employment with the Company or any of its subsidiaries or your continued service as a director of the Company, as the case may be, through each relevant vesting date:

•	One-fifth of the new options will vest on the exchange date; and

•	One-fifth of the new options will vest on each of the next four annual anniversaries of the exchange date.

This vesting schedule will apply to all new options regardless of whether the options you exchange in the offer are partly or fully vested.

•	All new options will be non-statutory stock options regardless of whether the options you exchange are non-statutory stock options or incentive stock options, or ISOs.

•	The offer ends at 5:00 p.m., Central Time, on July 1, 2009 (unless the offer is extended). This deadline will be strictly enforced. If you wish to participate in the stock option exchange program, you must deliver to us by this date and time a properly completed Election Form by completing an Election Form and delivering it to us via:

•	E-mail to dwatson@lamar.com (attaching a PDF or similar imaged document file of your Election Form);

•	Fax to Debra Watson at (225) 926-1192; or

•	Hand-delivery to Debra Watson at Lamar.

If we have not received your properly completed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

•	This summary is merely an introduction to the offer and does not detail all the terms and conditions that apply. The stock option exchange program is being made under the terms and subject to the conditions of the Offer to Exchange and the related Election Form. You should carefully read all of the documents attached to this email before you decide whether to participate in the stock option exchange program.

•	Offer to Exchange. This document is intended to provide you with the information you need to make an informed decision about whether participating in the stock option exchange program is right for you. It is a large document, but reading the “Summary Term Sheet and Questions and Answers” (beginning on page 1 of the Offer to Exchange) and the “Risks of Participating in the Offer” section that follows is a good way to get started.

•	Election Form. You would complete and submit this form if you decide to participate in the offer.

•	Withdrawal Form. You would complete and submit this form if you have submitted an Election Form but later change your mind about participating in the offer.

While we have attempted to anticipate many of the questions you may have about the terms of the stock option exchange program, we recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the program.

We plan to conduct a presentation via conference call to all eligible participants on June 9 at 10:30 a.m., Central Time, during which we will discuss the purpose and terms of the stock option exchange program. Additionally, we encourage you to contact Debra Watson, by e-mail at dwatson@lamar.com or telephone at (800) 235-2627 (ext. 339), or Tammy Duncan, by e-mail at tduncan@lamar.com or telephone at (800) 235-2627 (ext. 254), if you have any questions about the program.

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